- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                              MASLAND CORPORATION
                           (Name of Subject Company)

                              MASLAND CORPORATION
                      (Name of Person(s) Filing Statement)

                             ---------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  574806 10 5
                     (CUSIP Number of Class of Securities)

                             ---------------------

                               DANIEL R. PERKINS
                CHIEF FINANCIAL OFFICER, TREASURER AND SECRETARY
                              MASLAND CORPORATION
                                 50 SPRING ROAD
                               CARLISLE, PA 17013
                                 (717) 249-1866
          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                             ---------------------

                                    Copy to:
                             PETER O. CLAUSS, ESQ.
                       CLARK, LADNER, FORTENBAUGH & YOUNG
                        ONE COMMERCE SQUARE, 22ND FLOOR
                             PHILADELPHIA, PA 19103
                                 (215) 241-1876

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed by Masland Corporation, a Delaware corporation (the "Company"), on May 30, 1996.

ITEM 3. IDENTITY AND BACKGROUND

     INFORMATION STATEMENT

     (b)(2) The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the purchase by Purchasers or any of their Subsidiaries of such number of Shares which represents at least a majority of the outstanding Shares (on a fully diluted basis), and from time to time thereafter, Lear shall be entitled to designate such number of Directors, rounded up to the next whole number (but in no event more than one less than the total number of Directors on the Board) as will give Lear, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") representation on the Board equal to the product of (x) the number of Directors on the Board (giving effect to any increase in the number of Directors as described below) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such product, the "Board Percentage"), and the Company shall, upon request by Lear, promptly satisfy the Board Percentage by (i) increasing the size of the Board or (ii) using its best efforts to secure the resignations of such number of Directors as is necessary to enable those persons designated by Lear (the "Lear Designees") to be elected to the Board and shall cause the Lear Designees promptly to be so elected.

     It is expected that the Lear Designees may assume office at any time following the purchase by the Purchasers of Shares pursuant to the Offer, which purchase cannot be earlier than June 26, 1996, and that, upon assuming office, the Lear Designees will thereafter constitute at least a majority of the Board.

     Certain information pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder is required to be contained in an Information Statement as it relates to the above right of Lear and Buyer to designate a certain number of directors to the Company's Board of Directors under the Merger Agreement, and such Information Statement is attached as Schedule I hereto.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MASLAND CORPORATION

                                          By:       /s/ DANIEL R. PERKINS
                                          --------------------------------------
                                                      Daniel R. Perkins
                                                   Chief Financial Officer,
                                                   Treasurer and Secretary

May 31, 1996

                                                                      SCHEDULE I

                              MASLAND CORPORATION
                                 50 SPRING ROAD
                          CARLISLE, PENNSYLVANIA 17013

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about June 3, 1996 as part of the Solicitation/Recommendation Statement on the Schedule 14D-9 ("Schedule 14D-9") and Amendment No. 1 to the Schedule 14D-9 (the "Amended Schedule 14D-9") of Masland Corporation (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share, including the associated rights (the "Rights" and together with the Common Stock the "Shares") to purchase Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company at the close of business on or about May 23, 1996. You are receiving this Information Statement in connection with the possible election of persons designated by Lear Corporation, a Delaware corporation ("Lear"), to at least a majority of the seats on the Board of Directors of the Company (the "Board").

     On May 23, 1996, the Company, Lear and PA Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Lear (the "Merger Subsidiary" and, together with Lear, the "Purchasers"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) the Purchasers will commence a tender offer (the "Offer") for all outstanding Shares at a price of $26 per share, net to the Seller in cash, and (ii) following consummation of the Offer and subject to certain conditions, the Merger Subsidiary will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Lear.

     The Merger Agreement requires that the Company use its best efforts, at Lear's request, to take all lawful action necessary to cause Lear's designees to be elected to the Board under the circumstances described in the Merger Agreement. See "BOARD OF DIRECTORS AND EXECUTIVE OFFICERS -- Right to Designate Directors; the Lear Designees" below.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9 and the Amended Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchasers have commenced the Offer on May 30, 1996. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, June 26, 1996, unless the Offer is extended.

     The information contained in this Information Statement concerning Lear, the Merger Subsidiary and the Lear Designees (hereinafter defined) has been furnished to the Company by Lear, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of May 23, 1996, there were 13,590,393 Shares outstanding. The Board currently consists of six members, and is a classified Board pursuant to which each nominee is elected to a three-year term in one of three classes. Currently, there are two directors in each class, so that the terms of two directors expire at the 1996 Annual Meeting of Stockholders, the terms of two other directors expire at the 1997 Annual Meeting of Stockholders and the terms of the remaining two directors expire at the 1998 Annual Meeting of Stockholders. The number of Directors may be determined from time to time by resolution of the Board. Vacancies in the Board may be filled by the Board, and any Director chosen to fill a vacancy will hold office until the next election of the class for which such Director has been chosen.

RIGHT TO DESIGNATE DIRECTORS; THE LEAR DESIGNEES

     The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the purchase by Purchasers or any of their Subsidiaries of such number of Shares which represents at least a majority of the outstanding Shares (on a fully diluted basis), and from time to time thereafter, Lear shall be entitled to designate such number of Directors, rounded up to the next whole number (but in no event more than one less than the total number of Directors on the Board) as will give Lear, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") representation on the Board equal to the product of (x) the number of Directors on the Board (giving effect to any increase in the number of Directors as described below) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such product, the "Board Percentage"), and the Company shall, upon request by Lear, promptly satisfy the Board Percentage by (i) increasing the size of the Board or (ii) using its best efforts to secure the resignations of such number of Directors as is necessary to enable those persons designated by Lear (the "Lear Designees") to be elected to the Board and shall cause the Lear Designees promptly to be so elected.

     It is expected that the Lear Designees may assume office at any time following the purchase by the Purchasers of Shares pursuant to the Offer, which purchase may not be earlier than June 26, 1996, and that, upon assuming office, the Lear Designees will thereafter constitute at least a majority of the Board.

LEAR DESIGNEES

     Kenneth L. Way was elected to and has held the position of Chairman of the Board and Chief Executive Officer of Lear since 1988. Prior to this time he served as Corporate Vice President, Automotive Group for Lear Siegler, Inc. ("LSI") since October 1984. During the previous six years, Mr. Way was President of LSI's General Seating Division. Before this position, he was President of LSI's Metal Products Division in Detroit for three years. Other positions held by Mr. Way during his 30 years with LSI include Manufacturing Manager of the Metal Products Division and Manager of Production Control for the Automotive Division in Detroit. Mr. Way also serves as a director of Hayes Wheels International, Inc. Mr. Way is 56 years old.

     Robert E. Rossiter became President of Lear in 1984 and a Director and the Chief Operating Officer of Lear in 1988. He joined LSI in 1971 in the Material Control Department of the Automotive Division, then joined the Metal Products Division of LSI as Production Control Manager, and subsequently moved into sales and sales management. In 1979, he joined the General Seating Division as Vice President of Sales and worked in that position, as well as Vice President of Operations, until 1984. Mr. Rossiter is 50 years old.

     James H. Vandenberghe is Executive Vice President, Chief Financial Officer and a Director of Lear. He was appointed Executive Vice President of Lear in 1993 and became a Director in November 1995. Mr. Vandenberghe also served as a Director of Lear from 1988 until the consummation of the merger of Lear Holdings Corporation into Lear. Mr. Vandenberghe previously served as Senior Vice President -- Finance, Secretary and Chief Financial Officer of Lear since 1988. He joined the Automotive Division of LSI in 1973 as a financial analyst and was promoted to positions at the Metal Products Division and the Automotive Group office, and in 1978 was named the Vice President -- Finance for the Plastics Division. In 1983, Mr. Vandenberghe was appointed Vice President -- Finance for the General Seating Division. Prior to 1988, Mr. Vandenberghe had been responsible for project management, United States operations, and international operations of Lear. Mr. Vandenberghe is 46 years old.

     Donald J. Stebbins is Vice President, Treasurer and Assistant Secretary of Lear. He joined Lear in June 1992 from Bankers Trust Company, New York, where he was Vice President for four years. Prior to his tenure at Bankers Trust Company, Mr. Stebbins held positions at Citibank, N.A. and The First National Bank of Chicago. Mr. Stebbins is 38 years old.

     Joseph F. McCarthy was elected Vice President, Secretary and General Counsel of Lear in April 1994. Prior to joining Lear, Mr. McCarthy served as Vice President -- Legal and Secretary for both Hayes Wheels International, Inc. and Kelsey-Hayes Company. Prior to joining Hayes Wheels International, Inc. and Kelsey-Hayes Company, Mr. McCarthy was a partner in the law firm of Kreckman & McCarthy from 1973 to 1983. Mr. McCarthy is 52 years old.

DIRECTORS OF THE COMPANY

     The following sets forth information as to each Director (each, a "Director") of the Company including name, age as of May 23, 1996, principal occupation and employment during the past five years, directorships in other publicly-held companies and period of service as a Director. Each individual listed below is a citizen of the United States.

                                             POSITION WITH THE COMPANY,               YEAR IN WHICH
                                                PRINCIPAL OCCUPATION                   SERVICE AS A
NAME                      AGE                 AND OTHER DIRECTORSHIPS                 DIRECTOR BEGAN
- -----------------------   ---    --------------------------------------------------   --------------
DIRECTORS WHOSE TERMS EXPIRE AT THE 1998 ANNUAL MEETING OF STOCKHOLDERS

William J. Branch         51     Chairman of the Board of the Company since 1991
                                 and Chief Executive Officer until December 31,
                                 1995. He is Chairman of the Executive Committee
                                 and serves as an ex officio member of all
                                 committees of the Board except the Compensation
                                 Committee.

Frank J. Preston          53     President and Chief Operating Officer of the              1995
                                 Company since January 3, 1995 and Chief Executive
                                 Officer since January 1, 1996. Prior to joining
                                 Masland, Dr. Preston held various positions with
                                 Textron, most recently President of Textron
                                 Automotive Interiors. He was also recently elected
                                 as a director of Precision Fabrics Group, Inc., in
                                 which the Company has made a recent investment
                                 (See "Compensation Committee Interlocks and
                                 Insider Participation").

DIRECTORS WHOSE TERMS EXPIRE AT THE 1997 ANNUAL MEETING OF STOCKHOLDERS

Clinton D. Lauer          69     Principal of Lauer & Associates which he founded          1993
                                 in 1992, and retired Vice President of Purchasing
                                 and Supply of Ford Motor Company. Mr. Lauer serves
                                 on both the Audit and Compensation Committees. Mr.
                                 Lauer also serves as a Director of Mexican
                                 Industries and of Top Source Technologies.

Lanty L. Smith            53     Chairman of the Board and Chief Executive Officer         1993
                                 of Precision Fabrics Group, Inc. of Greensboro,
                                 North Carolina since 1988 and former President of
                                 Burlington Industries, Inc. Mr. Smith serves as
                                 Chairman of the Compensation Committee and is a
                                 member of the Audit Committee. He is presently
                                 Chairman of The Greenwood Group, Inc., of Raleigh,
                                 North Carolina and a director and member of the
                                 executive committee of First Union Corporation. He
                                 also serves as a director of a number of privately
                                 held companies.

                                             POSITION WITH THE COMPANY,               YEAR IN WHICH
                                                PRINCIPAL OCCUPATION                   SERVICE AS A
NAME                      AGE                 AND OTHER DIRECTORSHIPS                 DIRECTOR BEGAN
- -----------------------   ---    --------------------------------------------------   --------------
DIRECTORS WHOSE TERMS EXPIRE AT HE 1996 ANNUAL MEETING OF STOCKHOLDERS

Paul B. Edgerley          40     A Managing Director of Bain Capital, which he             1991
                                 joined in 1988. Previously, he was with Bain &
                                 Company where he consulted in the healthcare,
                                 information services, retail and automobile
                                 industries, and prior to that, he was with Peat
                                 Marwick & Company as an audit manager. Mr.
                                 Edgerley serves as Chairman of the Audit Committee
                                 and is a member of the Compensation Committee and
                                 the Executive Committee. Mr. Edgerley also serves
                                 as a director of a number of privately held
                                 companies.

Paul W. Farris            49     Professor, the Darden Business School of the              1993
                                 University of Virginia. His teaching focuses on
                                 marketing management and business strategy. He
                                 also serves as an independent consultant for
                                 companies on a multi-national level. Prior to
                                 joining the University of Virginia in 1980, he
                                 worked for Unilever in product management. Mr.
                                 Farris serves on both the Audit and Compensation
                                 Committees.

     There are no family relationships between any of the foregoing persons.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

     There are currently six members of the Board, and since the November 1994 Annual Meeting of Stockholders through October 10, 1995, there have been five meetings of the Board and one meeting by telephone conference. Since October 10, 1995 and through the Board Meeting on May 23, 1996, there have been five meetings of the Board and four meetings by telephone conference. All members of the Board have attended more than 75% of these meetings of the Board and of all committees on which they serve.

     The following committees of the Board of Directors have primary responsibility for audit and compensation matters:

     Audit Committee: This committee has primary responsibility to review accounting procedures and methods employed in connection with audit programs and related management policies. The Audit Committee is the principal liaison between the Board of Directors and the independent auditors for the Company. The committee recommends the independent auditors to report on the Company's annual financial statements. Messrs. Edgerley (Chairman), Farris, Lauer and Smith compose the Audit Committee, which has held six meetings since the November 1994 annual meeting of stockholders.

     Compensation Committee: It is the responsibility of this committee to make a continuing review of the Company's compensation and benefit programs, to consider its organizational structure, including management development and succession, and to make recommendations to the Board regarding such programs and structure. The committee consists of Messrs. Smith (Chairman), Edgerley, Farris and Lauer. Since the November 1994 annual meeting of stockholders, this committee has held eight meetings.

     The Company does not have a Nominating Committee. The Company's By-Laws provide that a stockholder may nominate a person for election as a director if written notice of the stockholder's intent to nominate a person for election as a director at a meeting is received by the Secretary of the Company not less than 50 days nor than 75 days prior to the meeting of stockholders at which directors are to be elected. The notice must contain specified information about the stockholder and the nominee, including such information as would be required to be included in a proxy statement pursuant to the rules and regulations established by the Securities and Exchange Commission under the Exchange Act.

EXECUTIVE OFFICERS OF THE COMPANY WHO ARE NOT DIRECTORS

     The following sets forth information as to each Executive Officer of the Company who is not also a Director, including name, age as of May 23, 1996, principal occupation and employment during the past five years.

Daniel R. Perkins, Chief Financial Officer, Treasurer and Secretary, age 49, joined the Company in April 1992. Prior thereto, Mr. Perkins served as Vice President and Treasurer of ESCO Electronics, a defense electronics manufacturer, from 1990 until 1992.

Larry W. Owen, Vice President and General Manager -- Fabrics, age 51, joined the Company in 1989. Prior thereto, Mr. Owen served for a number of years in various positions with Fieldcrest Cannon, including as President of its Karastan Division.

Darrell F. Sallee, Vice President of the Company and President of Amtex, age 57, joined the Company in 1990. Prior thereto, Mr. Sallee served for 28 years with Sheller-Globe Corporation and its successor in interest, United Technologies, most recently as Vice President and General Manager of the Insulation and Acoustic Division.

James D. Allgyer, Controller and Chief Accounting Officer, age 50, joined the Company in 1978. Prior thereto, Mr. Allgyer was with Avtex Fibers, most recently as its Financial Manager.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

CERTAIN BENEFICIAL OWNERS

     Shown below are persons known by the Company to have, or who recently had, voting power and/or investment power over more than 5% of its Common Stock, except as otherwise indicated in the footnote below, as of May 23, 1996.

                         BENEFICIAL OWNER                                  AMOUNT OF          PERCENT
                      AND NATURE OF OWNERSHIP                         BENEFICIAL OWNERSHIP    OF CLASS
- -------------------------------------------------------------------   --------------------    --------
Government of Singapore Investment Corporation Pte. Ltd............          627,000(1)         4.67%
Government of Singapore............................................                 (1)           (1)
Monetary Authority of Singapore....................................                 (1)           (1)
The Board of Commissioners of Currency, Singapore..................                 (1)           (1)
Miller Anderson & Sherrerd.........................................          676,300            5.10%
Lazard Freres & Co. LLC............................................          716,000            5.70%

- -------------------------
(1) Information as to the shares held by the Government of Singapore Investment Corporation Pte, Ltd., the Government of Singapore, the Monetary Authority of Singapore and the Board of Commissioners of Currency, Singapore, as set forth in a Schedule 13D filed with the Securities and Exchange Commission dated February 13, 1996. According to such Schedule 13D, as to all such shares, the Government of Singapore Investment Corporation Pte, Ltd., has shared voting and investment power over 627,000 shares. Such 627,000 shares consist of shares beneficially owned by the Government of Singapore (423,000 shares), the Monetary Authority of Singapore (169,000 shares) and the Board of Commissioners of Currency, Singapore (35,000 shares).

COMMON STOCK OWNERSHIP OF MANAGEMENT

     The following table reflects, as of May 23, 1996, the Common Stock ownership of each director and executive officer, and all directors and officers as a group. Each named individual and all members of the group exercise sole voting and investment power, except as indicated in the several footnotes. The percentage of shares owned beneficially by each named person other than Messrs. Branch and Owen does not exceed 1% of the Common Stock outstanding.

                                                                        AMOUNT AND NATURE OF
                                                                        BENEFICIAL OWNERSHIP
                                                               --------------------------------------
                                                               SHARES      OPTION SHARES     PERCENT
                           NAME                                 OWNED       EXERCISABLE      OF CLASS
- -----------------------------------------------------------    -------     -------------     --------
William J. Branch..........................................     62,156(1)     198,675          1.76%
Paul B. Edgerley...........................................     12,575          1,057             *
Paul W. Farris.............................................      2,064          1,057             *
Clinton D. Lauer...........................................      1,000          1,057             *
Frank J. Preston...........................................      3,000         18,000             *
Lanty L. Smith.............................................     23,250(2)       1,057             *
Daniel R. Perkins..........................................     10,611         84,195             *
Larry W. Owen..............................................    132,411(3)     110,652          1.64%
Darrell F. Sallee..........................................     36,204        101,283             *
James D. Allgyer...........................................     44,130         54,536             *
All Directors and Officers as a Group (10 persons).........    327,401(4)     571,569          6.07%

- -------------------------
 *  Less than 1%.

(1) Includes 4,800 shares owned by his children who share the same household with him.

(2) Includes 5,250 shares owned by his wife and children who share the same household with him.

(3) Includes 1,000 shares owned by his child who shares the same household with him.

(4) Includes 11,050 shares owned by the spouse and children of 2 officers and 1 director.

                             EXECUTIVE COMPENSATION

     The following table discloses, for the fiscal years 1993 through 1995, individual compensation information relating to Mr. Branch and the four other most highly compensated executive officers (collectively, the "Named Executives").(1)

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM COMPENSATION
                                                                             ------------------------------
                                                                                    AWARDS
                                                                             --------------------   PAYOUTS
                                            ANNUAL COMPENSATION              RESTRICTED             -------   ALL OTHER
                                 -----------------------------------------     STOCK      NUMBER     LTIP      COMPEN-
        NAME AND                                           OTHER ANNUAL       AWARD(S)      OF      PAYOUTS    SATION
   PRINCIPAL POSITION     YEAR   SALARY($)   BONUS($)   COMPENSATION($)(2)     ($)(3)     OPTIONS     ($)      ($)(4)
- ------------------------- ----   ---------   --------   ------------------   ----------   -------   -------   ---------
William J. Branch         1995    218,333    133,840            15,396              0           0      0             0
  Chairman and Chief      1994    205,000    246,000         1,093,512(5)           0           0      0             0
  Executive Officer       1993    183,833    222,000            16,423          5,078     108,675      0             0
Frank J. Preston          1995    105,000     63,000                 0              0      90,000      0        34,746
  President and Chief
  Operating Officer(1)
Daniel R. Perkins         1995    120,000     52,680            10,270              0           0      0             0
  Chief Financial
     Officer,             1994    116,000     98,600             9,282              0           0      0             0
  Treasurer and Secretary 1993    110,000     93,500             7,723          1,729      68,543      0        42,486
Larry W. Owen             1995    126,000     55,310            10,028              0           0      0             0
  Vice President and      1994    122,000    103,700            10,289              0           0      0             0
  General Manager --      1993    115,000     97,800             9,157          3,808      70,000      0             0
  Fabrics
Darrell F. Sallee         1995    135,000     59,270             9,877              0           0      0             0
  Vice President of the   1994    130,000    110,500             8,838              0           0      0             0
  Corporation and         1993    122,500    103,700             6,207          1,903      60,631      0             0
  President of Amtex

- ------------
(1) Dr. Preston was an executive officer of the Company on June 30, 1995 but was employed only for the second half of fiscal 1995. On January 1, 1996, Mr. Branch relinquished, and Dr. Preston assumed, the title of Chief Executive Officer.
(2) Includes amounts with respect to compensation realized upon the exercise of stock options and perquisites, which include company cars, life insurance premiums, tax preparation, 401(k) plan matching contributions and defined pension plan contributions. For fiscal 1993 the amount exceeding 25% of the total perquisites to each such Named Executive is: Mr. Branch, 401(k) plan matching contributions $5,515 and defined pension plan contributions $5,515; Mr. Perkins, defined pension plan contributions $3,300; Mr. Owen, defined pension plan contributions $3,450; and Mr. Sallee, company car $1,790 and defined pension plan contributions $3,675. For fiscal 1994 the amount exceeding 25% of the total perquisites to each such Named Executive is: Mr. Branch, 401(k) plan matching contributions $6,150 and defined pension plan contributions $6,150; Mr. Perkins, company car $2,862 and defined pension plan contributions $3,480; Mr. Owen, company car $3,016 and defined pension plan contributions $3,660; and Mr. Sallee, company car $2,782 and defined pension plan contributions $3,900. For fiscal 1995 the amount exceeding 25% of the total perquisites to each such Named Executive is: Mr. Branch, company car $4,069, defined pension plan contributions $4,500 and 401(k) plan matching contributions $4,500; Mr. Perkins, company car $4,064 and defined pension plan contributions $3,624; Mr. Owen, company car $3,264 and defined pension plan contributions $3,780; and Mr. Sallee, company car $2,497 and defined pension plan contributions $4,050.
(3) For fiscal 1993, amounts shown represent the dollar value of restricted stock purchased by each of the Named Executives, net of the consideration paid for such restricted stock. Such Named Executive purchased shares of Class P Common Stock on August 31, 1992 at $29.10 per share. The fair market value of the Class P Common Stock on such date was $30.93 per share. The amount shown is the difference between these amounts. All other purchases of Class P Common Stock, Common Stock and warrants by the Named Executives have been at fair market value. At the initial public offering price of
     $17.00 per share, the number and value of the restricted stock holdings as of the end of fiscal 1993 for each of the Named Executives was Mr. Branch, 176,571 shares, $3,001,707; Mr. Perkins, 10,611 shares, $180,387; Mr. Owen
     132,411 shares, $2,250,987; and Mr. Sallee, 66,204 shares, $1,125,468.
     Based upon the closing price of the Company's Common Stock on June 30, 1995 as reported on the NASDAQ National Market System, which was 12 7/8 per share, the number and value of the restricted stock holdings for each of the Named Executives on that date was for Mr. Branch, 62,256 shares, $801,546; for Mr. Perkins, 10,611 shares, $136,617; for Mr. Owen, 132,411 shares, $1,704,792; and for Mr. Sallee, 36,204 shares, $466,126.

(4) Represents amounts paid by the Company for relocation expenses during fiscal 1993 and fiscal 1995.

(5) Includes $1,075,935 realized in fiscal 1994 by Mr. Branch in connection with the exercise of certain options. Such compensation is deductible by the Company and not subject to section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). See "Compensation Committee Report -- Tax Deductibility of Executive Compensation".

                             GRANT OF STOCK OPTIONS
           OPTION/SAR GRANTS IN LAST FISCAL YEAR ENDED JUNE 30, 1995

                                                                                        POTENTIAL REALIZABLE
                                   INDIVIDUAL GRANTS                                          VALUE AT
                               --------------------------                              ASSUMED ANNUAL RATES OF
                                              % OF TOTAL                                     STOCK PRICE
                                             OPTIONS/SARS    EXERCISE                       APPRECIATION
                                OPTIONS/      GRANTED TO     OR BASE                       FOR OPTION TERM
                                  SARS       EMPLOYEES IN     PRICE      EXPIRATION    -----------------------
            NAME               GRANTED(#)    FISCAL YEAR      ($/SH)        DATE       5% ($)(1)    10% ($)(1)
- ----------------------------   ----------    ------------    --------    ----------    ---------    ----------
William J. Branch...........          0             0              0              0            0             0
Frank J. Preston............     60,000(2)       13.0%        $15.00       1/3/2005    $ 566,005    $1,434,368
                                 30,000(2)        6.5%        $13.25      5/11/2005    $ 249,986    $  633,513
Daniel R. Perkins...........          0             0              0              0            0             0
Larry W. Owen...............          0             0              0              0            0             0
Darrell F. Sallee...........          0             0              0              0            0             0

- -------------------------
(1) It should be noted that these values will only be realized if the value of the Common Stock appreciates at a compound rate of either 5% per year or 10% per year over the 10-year option term. The purpose of providing this information is to indicate the total potential stockholder gain over the term of the options comparable to the potential gain shown for the options.

(2) Exercisable over five years at a rate of 20% per year.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                    AND FISCAL YEAR-END OPTION VALUES TABLE

     The following table shows information regarding the exercise of stock options during fiscal 1995, by the Named Executives and the number and value of any unexercised stock options held by them as of June 30, 1995:

                AGGREGATED OPTION EXERCISES IN 1995 FISCAL YEAR
                    AND FISCAL YEAR-END OPTION VALUES TABLE

                                                                        NUMBER OF           VALUE OF
                                                                       UNEXERCISED        UNEXERCISED
                                                                       OPTIONS/SARS       IN-THE-MONEY
                                             SHARES                         AT          OPTIONS/SARS AT
                                           ACQUIRED ON     VALUE        FY-END (#)         FY-END ($)
                                            EXERCISE      REALIZED     EXERCISABLE/       EXERCISABLE/
                  NAME                         (#)          ($)       UNEXERCISABLE     UNEXERCISABLE(1)
- ----------------------------------------   -----------    --------    --------------    ----------------
William J. Branch.......................        0             0       198,675/0         $851,940/$0
Frank J. Preston........................        0             0             0/90,000    $      0/$0
Daniel R. Perkins.......................        0             0        79,521/14,022    $638,293/$76,720
Larry W. Owen...........................        0             0       105,978/14,022    $701,748/$76,720
Darrell F. Sallee.......................        0             0        96,609/14,022    $589,508/$76,720

- -------------------------
(1) The value of the options is calculated based upon the average market price of the Company's Common Stock as of June 30, 1995 as reported on the NASDAQ National Market System, which was $12.75 per share.

DIRECTORS' COMPENSATION

     Directors who are not salaried officers or employees of the Company are paid an annual stipend of $14,000 payable quarterly plus a fee of $500 for each board meeting attended and $300 for each committee meeting attended. Outside directors serving as chairmen of committees receive an additional annual stipend of $1,000. Also, travel and lodging expenses are reimbursed. No director who is a salaried officer employee of the Company receives any compensation in addition to his regular salary for attendance at meetings of the Board or any of its committees. Outside directors may elect to defer a portion or all of their compensation under the Company's Deferred Compensation Plan for Non-Employee Directors. The Corporation's obligation to pay the sums deferred is unsecured. Deferral elections, after the initial election, will be made annually prior to the beginning of each calendar year. Deferrals can be made into a Stock Account or into an Interest Account. The Stock Account accumulates phantom shares of Common Stock which represent a notional equity interest in the Company. The Interest Account accumulates interest on the deferrals. Distributions of the deferred sums are payable to the participant, only in cash, upon retirement, termination of service or death. Payment is made in annual installments over a ten year period, unless the Compensation Committee determines otherwise, and interest continues to accrue on unpaid amounts. In addition, in the event of a "change in control" of the Company, as such term is defined in the Plan, the account value for each electing director is payable in cash in a lump sum within 15 days following such event. The Plan was first effective as of May 11, 1995. The Corporation has been advised that under current federal tax law, an electing director will not be taxed on the amount of compensation deferred until it is paid to such director pursuant to the Plan. Three directors have elected to defer compensation.

     The outside directors also participate in the Company's Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the automatic grant of non-qualified stock options ("NQOs") to non-employee directors of the Company commencing upon their election as directors and thereafter annually following the Annual Meeting of Stockholders until the total shares available thereunder is exhausted. A total of 100,000 shares of Common Stock have been reserved for issuance under the Directors' Plan. Upon commencing service on the Board, each director is awarded a number of options determined by a formula whereby $42,000 is divided by the fair market value of the Common Stock on the applicable valuation date. A total of 16,144 options have been granted under the Directors' Plan. The number of NQOs granted annually to each eligible director will be determined by a formula whereby $14,000 is divided by the fair market value of a share of Common Stock on the first Friday following the Company's Annual Meeting of Stockholders (the "Valuation Date"). In order to avoid forfeiture, a non-employee director must exercise his/her options under the Directors' Plan within six months following date of retirement, death or termination by reason of disability.

PLANS OR ARRANGEMENTS RELATING TO EMPLOYMENT TERMINATION OR A CHANGE IN CONTROL

     Prior to the May 23, 1996 Board meeting and except for Dr. Preston, neither Mr. Branch nor the other present executive officers of the Company had employment agreements with the Company or any of its affiliates. Prior to the May 23, 1996 Board meeting and except for Dr. Preston, none of them had any agreement entitling him to termination or severance payments upon a change in control of the Company nor a change in the Named Executive's responsibilities following a change of control. However, each of Messrs. Branch, Perkins, Owen and Sallee are parties to one or more Management Stock Purchase Agreements with the Company pursuant to which each of them has purchased shares of Common Stock in the Company; and each of them is the grantee of certain stock options from the Company under one or more Stock Option Agreements. These agreements contained certain provisions relating to the repurchase of the stock purchased under such agreements or relating to payments to be made upon exercise of options granted thereunder, which lapsed as of the IPO. The Stock Option Agreements and warrants issued pursuant to the 1991 Plan also included certain transfer restrictions. At their meeting of April 22, 1994, the Board of Directors agreed to waive such transfer restrictions, the provisions relating to the repurchase option in favor of the Company and the put option in favor of the option or warrant holder. All of these stock options vested in full as of the IPO, except options granted on June 14, 1993 which continue to vest at a rate of 20% per year.

     Dr. Preston is a party to a letter agreement of employment which provides, among other things, that if his employment were terminated other than for cause prior to January 3, 1998, the Company will pay a severance benefit to him of three times his base salary in effect at the date of termination. In addition, the Company has entered into a Change of Control Agreement with Dr. Preston which provides severance benefits to him in the event his employment is terminated within a specified period following a "change in control" of the Company, as such term is defined in the Agreement. To qualify for such severance payment his date of termination must be on or before January 3, 2000 and such date of termination must be within twelve months following the change in control. His severance benefits include the lump sum payment of an amount equal to 4.5 times his highest annual base salary in effect on any date with the period beginning with the effective date of the Agreement and ending on his date of termination. No termination or modification of the Agreement may be made by the Company without the concurrence of Dr. Preston. There are no limitations on the total payments to be made to Dr. Preston upon his termination resulting from a Change in Control to prevent such payments from constituting excess "parachute payments" (as that term is defined in the Code). He will also receive additional payments under the Agreement to reimburse him for any increased taxes, penalties and interest resulting from severance payments under the Agreement by reason of such payments being treated as excess parachute payments (including payments to reimburse him for increased taxes). Under the terms of the Agreement, Dr. Preston also would be entitled to supplemental benefits, such as rights to exercise stock options, continued medical insurance for specified periods after termination and the payment of all reasonable fees and related expenses incurred by him as a result of the termination of his employment or in obtaining or enforcing any right or benefit provided by the Agreement. Had there been a "change in control" as of the end of the Company's 1995 fiscal year, the approximate severance payment under the Agreement for Dr. Preston in the event of his termination would have been $945,000.

     Dr. Preston is also the beneficiary of a Supplemental Employment Retirement Pension Agreement (the "SERP") which is an unfunded, non-qualified plan designed to restore retirement benefits to him lost under the pension plan with his predecessor employer by reason of his change of employment to the Company, which lost retirement pension benefits would not be adequately offset by retirement benefits provided under the Company's retirement plans in which he will become a participant after meeting minimum waiting periods for eligibility. The SERP is administered by the Compensation Committee. The SERP is a phantom stock plan under which quarterly credits are made to Dr. Preston's ledger account representing 500 units per quarter, each unit representing the equivalent of a share of Common Stock of the Company. The credits will continue so long as he remains in the active employment of the Company and prior to his attainment of age 65. Additional credits are made to his ledger account equal to any dividends payable on the Company's Common Stock. If his employment is terminated other than by death or retirement then all units credited to his ledger account will be deferred until the earlier to occur of attainment of age 65 or death, and thereafter such credits shall be payable in cash in the same manner as provided in the case of his retirement or death. At retirement or death he has the right to elect a lump sum payment in cash equal to the then fair market value of a share of Common Stock of the Company multiplied by the number of units standing to his credit in the ledger account, payable within 30 days, or quarterly installment payments over a 10 year period, valued in a similar fashion and payable only in cash. In the event of a "change in control" of the Company, as defined in the SERP, the fair market value of the Common Stock equivalents of the units credited to his ledger account shall be payable to him in a lump sum cash payment within 15 days following the "change in control". If a Change in Control were to have occurred at the end of the Company's 1995 fiscal year, Dr. Preston would have had an estimated entitlement to a lump sum cash payment under the SERP of approximately $13,000.

     These agreements with Dr. Preston have been superseded by an Employment Agreement dated May 29, 1996, but which will only be effective if the Offer is consummated. See "EMPLOYMENT AGREEMENTS".

                      EXECUTIVE DEFERRED COMPENSATION PLAN

     The Company has established an Executive Deferred Compensation Plan (the "EDC Plan") first effective February 9, 1995, which is an unfunded, non-qualified deferred compensation arrangement for a select group of management and highly compensated employees of the Company and certain of its subsidiaries, and which is administered by a Board appointed committee consisting of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the Vice President of Human Resources.

     The EDC Plan permits an eligible employee to defer the receipt of a specified portion of his or her compensation until the date of retirement, disability, death, termination of employment or for a specified deferral period. The Company's obligation to pay the sums deferred, including interest accrued on the amount of the deferrals, is unfunded and unsecured. Upon a "change of control" of the Company, as defined in the EDC Plan, the participants shall be entitled to their accrued deferrals, including interest on such deferrals, payable in a cash lump sum payment. All deferred amounts, including deferred interest, are payable on the deferral payment date in a lump sum cash payment unless the participant has requested that the committee permit that payment to be in installments or further deferred until expiration of a specified period of time of not less than three years following the initially specified payment date. The interest rate used for all purposes under the EDC Plan is the prime rate of Chemical Bank, agent under the Company's loan facility. Deferral elections may be made periodically by the participants. The EDC Plan may be terminated by the Company upon notice to the participants, but only as to future deferrals. The Company has been advised that under current federal tax law a participant will not be taxed on the amount of compensation deferred until it is paid to the participant pursuant to the EDC Plan, and further advised that if deferrals are of incentive bonus compensation such is "performance based" compensation and accordingly neither the deferrals attributable to such performance based compensation nor the interest accruals thereon will be subject to the annual $1 million limitation on deductible compensation paid or accrued with respect to the Chief Executive Officer and the next four most highly compensated executive officers. However, there are no limitations on the total payments to be made to an executive upon a Change of Control under the EDC Plan to prevent such payments from constituting excess "parachute payments" as such term is defined in the Code. Had there been a Change in Control as of the end of the Company's 1995 fiscal year, the approximate benefits under the EDC Plan for the named executive officers would have been as follows: Dr. Preston -- $14,177.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1994, but prior to the Company's October 1993 initial public offering ("IPO") compensation decisions were made for executive officers and employees, other than Mr. Branch, by the Executive Committee which consisted of Messrs. Branch, Edgerley and a third non-employee director who no longer serves on the Board. None of the then members of the Executive Committee participated in the determination of their respective compensation, if any. See "Compensation Committee Report".

     Lanty L. Smith, Chairman of the Compensation Committee and a director of the Company, is the Chairman of the Board of Directors, Chief Executive Officer and largest shareholder of Precision Fabrics Group, Inc. ("Precision"), in which the Company invested $15 million on September 26, 1995 in exchange for approximately 29% of the issued and outstanding stock of Precision. Dr. Frank J. Preston, a director, President and Chief Operating Officer of the Company, was elected a director of Precision on September 26, 1995.

     On September 26, 1995, the Company consummated a transaction described in a Securities Purchase Agreement dated as of September 22, 1995, pursuant to which the Company made the cash investment for the Precision stock. In addition, Precision granted the Company an option to acquire the remaining Precision shares in a tax free merger exchange for up to 4,100,000 shares of Common Stock of the Company. Precision also solicited and received irrevocable proxies assuring the Company of the ability to consummate the Merger with Precision should the Company so elect on or before May 31, 1996, and provided that such Merger would be consummated on or before October 1, 1996. The Company has not exercised that option, and there can be no assurance that the Company will in fact elect to proceed with the subsequent Merger pursuant to that option, even if extended. The investment made by the Company was funded partly from working capital and partly from borrowings under its outstanding loan facilities. The transaction was unanimously approved by the Company's Board of Directors except that Mr. Smith did not participate in the decision-making process nor in the vote. The Board of Directors had the benefit of an independent appraisal and fairness opinion prior to voting on the transaction. Dr. Preston was not a director of Precision prior to his recent election nor at the time the Company's Board of Directors approved the transaction.

     Immediately before the transaction, Mr. Smith and trusts for the benefit of members of his immediate family owned approximately 27% of the total issued and outstanding shares of Precision, and this beneficial ownership percentage was reduced to approximately 19% following the transaction. However, the net tangible book value of the shares held by Precision's shareholders prior to the transaction was increased as a consequence of the transaction.

     Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Exchange Act, that might incorporate future filings, including this information statement, in whole or in part, the following report and the Performance Graph shall not be incorporated by reference into any such filings.

                         COMPENSATION COMMITTEE REPORT

     The compensation paid to the Company's Chief Executive Officer and other executive officers is determined and recommended by the Company's Compensation Committee (the "Committee") and approved by the Board of Directors. Neither Mr. Branch nor Dr. Preston participates in the Board of Directors' deliberations and action regarding their compensation. The Committee is comprised of four outside directors, Mr. Lanty L. Smith (Chairman), Mr. Paul B. Edgerley, Mr. Paul W. Farris and Mr. Clinton D. Lauer. The Compensation Committee was established in December 1993, following the Company's IPO. Prior to the IPO, the compensation of the Company's executive officers was determined by the Executive Committee and ratified by the Board of Directors, but no member of the Executive Committee participated in the determination of his respective compensation, if any.

EXECUTIVE COMPENSATION OBJECTIVES

     The purpose of the Company's executive compensation program is to attract, retain and motivate highly qualified executives to achieve satisfactory returns for stockholders by providing a competitive, performance-based executive compensation program.

     The executive compensation program is based upon both individual performance and corporate performance and consists of base salaries, incentive bonuses and long-term stock incentives. These three elements are combined by the Committee through the executive compensation program to provide the Company's executive officers and key employees with total compensation levels which the Committee believes are competitive with similarly situated companies in the automotive industry sector and to promote the long-term growth of the business and stockholder returns. Each element of the executive compensation package is further described below.

     Base Salaries. The base salaries of the Company's executives are based primarily on their level of responsibility and performance. Salaries are established which, when combined with bonuses and other incentives, are believed to be competitive with executive salaries provided by other manufacturing companies of comparable size and complexity. To assist the Committee in its deliberations, it reviews publicly available information where appropriate concerning the salaries paid to executive officers of such other companies. The Committee may also review recommendations of independent consultants. The Committee's evaluation process and the ultimate level of base compensation for each executive officer are not based on mechanical or mathematical formulas but include the judgment of the Committee relating to the duties, responsibilities and experience of each executive officer coupled with his individual performance. The Committee anticipates conducting annual reviews of executive officers' salaries.

     Prior to the IPO, the Board of Directors, upon the recommendation of the Executive Committee, granted salary increases for fiscal 1994, effective July 1, 1993. The salary increases were based upon an assessment of the individual's performance. At its August 11, 1994 and August 10, 1995 meetings the Committee approved salary increases for fiscal 1995 and fiscal 1996, respectively. Factors considered by the Committee in determining each increase included an assessment of the executive's performance and the compensation practices of other manufacturing companies of comparable size.

     Incentive Bonuses. The executive's salaries are generally supplemented by incentive compensation awards. The incentive compensation is designed to motivate participants to achieve certain financial targets. These are based upon EBITDA (earnings before interest, taxes, depreciation and amortization) as adjusted for a targeted return on net assets. In order to receive an award, the recipient must be an employee of the Company as of the end of the fiscal year. Following the Company's annual audit, actual performance is compared with the targets, and a determination is made whether incentive compensation awards will be paid. This process results in bonus awards that vary from year to year based upon performance. Payment of the awards has historically been made in cash. New targets are established at the commencement of each fiscal year by the Board of Directors based upon the recommendation of the Committee. The fiscal 1994 and fiscal 1995 bonuses based upon a comparison of performance with the targets were approved at the Committee's meetings on August 11, 1994 and August 10, 1995, respectively, and are reflected in the Summary Compensation Table.

     Long-Term Stock Incentives. Stock incentives and the resulting equity ownership of executive officers are important elements of the Company's Executive Compensation Program. Stock options are designed more closely to align the interests of the executive and the Company's stockholders through equity ownership in the business. They are also intended to increase long-term retention of highly qualified employees. Historically, executive officers and other key employees have been granted stock options and Common Stock purchase warrants under either or both the 1991 Stock Purchase and Option Plan (the "1991 Plan") and the 1993 Stock Option Incentive Plan (the "1993 Plan"). As a result of the lack of shares available for grant, the 1991 Plan has been frozen. However, executive officers and employees are now eligible to receive stock option grants under the 1993 Plan and some have in fact been granted during fiscal 1994, and fiscal 1995. In determining the number of options to be awarded to an executive officer, the Committee considers the performance of the executive and his or her annual salary level. Options and Common Stock purchase warrants granted or sold under the 1991 Plan during and prior to fiscal 1993 contained exercise prices that were determined when there was no publicly traded market for the underlying Common Stock. Those exercise prices have subsequently been exceeded by the market prices at which the Company's Common Stock has traded subsequent to the IPO. Accordingly, based upon the value of such options following the IPO, the Committee granted no options to executive officers during fiscal 1994 and fiscal 1995, other than to Dr. Preston, who was not a recipient of any options under the 1991 Plan. It is anticipated that most options granted in the future, if any, will be awarded with an exercise price equal to the market price of Common stock on the date of grant, have a maximum term of 10 years and become exercisable over a period of five years at a rate of 20% per year.

                  COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

     Base Salary. The percentage salary increase determined by the Compensation Committee on August 11, 1994, for Mr. Branch, Chairman of the Board and Chief Executive Officer, for fiscal 1995 compared with fiscal 1994 was 3.3%, effective as of July 1, 1995. On May 11, 1995, the Committee approved an 18% increase for Mr. Branch for fiscal 1996 effective as of May 1, 1995. Factors considered by the Committee for fiscal 1995 and for fiscal 1996 in determining these increases included an assessment of Mr. Branch's performance, the Company's performance, the market performance of the Company's stock and the salary practices of other similarly situated suppliers to the automotive industry including the Industry Index included below.

     1995 Bonus. The fiscal 1995 bonus for Mr. Branch was $133,840, which was confirmed by the Committee on August 10, 1995 as the amount calculated using the pre-established criteria and targets. Such amount has been deferred under the Executive Deferred Compensation Plan, described above. The Committee approves bonus awards based upon audited actual performance in comparison to establish financial targets. Based upon EBITDA as adjusted for return on net assets, Mr. Branch received a bonus award equal to 61% of his salary.

     Long-Term Incentives. During fiscal 1993 Mr. Branch was granted 108,675 stock options and no options were granted in fiscal 1994 or fiscal 1995.

                  TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

     Section 162(m) of the Code denies a publicly-held company, such as the Company, a federal income tax deduction for compensation in excess of $1,000,000 per year paid to or accrued for each of its chief executive officer and four next most highly compensated executive officers. Certain "performance based" compensation, such as a stock option awarded at fair market value, is not subject to the limitation on deductibility provided that certain stockholder approval and independent director requirements are met. The Committee has determined not to take any specific action or to request stockholder action at this time as it does not believe that, based upon current levels of compensation, the provisions or regulations thereunder will have an adverse impact on the compensation currently paid to this group of executive officers. The Committee will continue to review this issue and evaluate whether changes should be made in the future to meet deductibility requirements.

                                          The Compensation Committee:

                                          Lanty L. Smith, Chairman
                                          Paul B. Edgerley
                                          Paul W. Farris
                                          Clinton D. Lauer

                               PERFORMANCE GRAPH

     The performance graph and chart which follows compare the cumulative total return on the Common Stock of the Company for the period commencing October 27, 1993 (the date on which the Company's Common Stock commenced trading on the NASDAQ National Market System as part of its IPO) with the CRSP Total Return Index (US Companies) for the NASDAQ Stock Market, with the Peer Group Index used in the 1994 Proxy Statement and with an Industry Index which consists of suppliers to the automotive industry.

      Measurement Period            MASLAND      NASDAQ MARKET     INDUSTRY       PEER GROUP
    (Fiscal Year Covered)         CORPORATION        INDEX           INDEX          INDEX
10/93                                   100.00          100.00          100.00          100.00
2/94                                    129.70          104.83          107.02          119.68
6/94                                    104.22           98.73           93.24           99.04
10/94                                    95.63          106.15           94.98           97.12
2/95                                     85.84           99.69           86.52           90.34
6/95                                     77.15          114.23           96.97           96.29

       COMPARISON OF 20 MONTH CUMULATIVE TOTAL RETURN TO STOCKHOLDERS(1)

                                                                  NASDAQ     INDUSTRY        1994
                                                       MASLAND     INDEX     INDEX(2)    PEER GROUP(3)
                                                       -------    -------    --------    -------------
October 27, 1993....................................   $100.00    $100.00    $ 100.00       $100.00
February 28, 1994...................................    129.70     104.83      107.02        119.68
June 30, 1994.......................................    104.22      98.73       93.24         99.04
October 31, 1994....................................     95.63     106.15       94.98         97.12
February 28, 1995...................................     85.84      99.69       86.52         90.34
June 30, 1995.......................................     77.15     114.23       96.97         96.29

- -------------------------
(1) Assumes an initial investment of $100.00 and the reinvestment of dividends.

(2) Industry Index consists of 65 suppliers to the automotive industry known as Media General's Automotive Parts and Accessories Group.

(3) Includes AO Smith Corp. Automotive Industries Holdings, Inc., Breed Technologies, Donnelly Corp., Exide Corporation, Magna International, Inc., Mascotech, Inc., Simpson Industries, Inc., Standard Products Co. and Stant Corporation, the returns of which have been weighted to reflect their respective market capitalizations as of October 27, 1993, the date on which the Company's Common Stock commenced trading on the NASDAQ National Market System. The Company changed from a peer issuer group to the broader published Industry Index in 1995 because of the ongoing consolidation of suppliers in this industry.

                             EMPLOYMENT AGREEMENTS

     Lear, the Company and William J. Branch have entered into a Termination, Consulting and Noncompete Agreement dated May 29, 1996 (the "Noncompete Agreement") pursuant to which Mr. Branch has agreed to terminate his employment with the Company effective upon consummation of the Offer, and for a period of two years thereafter, subject to earlier termination for cause (as defined in the Noncompete Agreement), to serve as a consultant for 20 days per year to, and not compete with, the Company. Pursuant to the Noncompete Agreement, Mr. Branch shall be paid $175,000 per year and will be provided with health and medical benefits to be continued during the term of the Noncompete Agreement.

     The Company has entered into an Employment Agreement dated as of May 29, 1996 (the "Employment Agreement") with Dr. Frank J. Preston, the Company's President and Chief Executive Officer. The Employment Agreement has a term of four years, effective upon consummation of the Offer (the "Effective Date"), and is automatically renewed for one additional year on the second anniversary of the Effective Date and each anniversary of the Effective Date thereafter. The Employment Agreement provides for an initial base salary of $275,000 per annum plus certain employee benefits. Pursuant to the Employment Agreement, the Compensation Committee of Lear's Board of Directors has discretion to increase Dr. Preston's base salary and award an annual incentive bonus. In addition, the Employment Agreement provides that, upon consummation of the Merger, Dr. Preston's options to purchase 90,000 Shares, which will be converted into options to purchase Lear Common Stock, will become vested and exercisable.

     The Employment Agreement provides that: (i) upon the death of Dr. Preston, the Company will pay to his estate or designated beneficiary his full base salary for an additional 12 months and any accrued bonus to the date of death;
(ii) upon termination for disability, Dr. Preston will receive all compensation payable under the Company's disability and medical plans and programs plus an additional payment from the Company so that the aggregate amount of salary continuation from all sources equals his base salary through the remaining term of the agreement; and (iii) upon termination by Dr. Preston for good reason (as defined in the Employment Agreement) or by the Company without cause, Dr. Preston will receive his full base salary and bonuses (calculated based on prior bonuses) to the end of the term of the Employment Agreement. If the Employment Agreement is terminated for cause (as defined in the Employment Agreement), or by Dr. Preston other than for good reason, Dr. Preston is entitled to receive unpaid salary and benefits, if any, accrued through the effective date of Dr. Preston's termination.

     The Company entered into a change of control termination agreement with Daniel R. Perkins on May 29, 1996, which provides a severance benefit upon a termination of employment within two years following a change of control, payable in a lump sum and equal to his current year's base salary and the three-year average of incentive bonus payments most recently earned by him. The Agreement also provides for a continuation of health and medical benefits for a period of eighteen months following termination, and guarantees continued employment for six months following the change of control.

     The Agreements with Dr. Preston and Mr. Branch provide that they are only effective upon completion of the Offer and if the Purchasers do not purchase Shares pursuant to the Offer then such Agreements are void and of no effect and all plans or arrangements dealing with the employment or termination of Dr. Preston and Mr. Branch previously in force will continue to apply. In this connection see "Plans or Arrangements Relating to Employment Termination or a Change in Control" and "EXECUTIVE DEFERRED COMPENSATION PLAN".

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

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Please refer to the relationships between the Company, Lanty L. Smith and Precision Fabrics Group, Inc. described under "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION".

      COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Exchange Act requires directors and certain officers of the Company, as well as persons who own more than 10% of a registered class of the Company's equity securities ("Reporting Persons"), to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission and NASDAQ.

     Based solely upon a review of the copies of such forms furnished to the Company, or written representations that no Form 5 filings were required, the Company believes that during the period from July 1, 1994 through June 30, 1995 all Section 16(a) filing requirements applicable to its officers, directors and greater-than-ten-percent beneficial owners were complied with.

                                       17